UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-12019

A.	Full title of plan and the address of the plan, if different from that of the issuer named below:

Quaker Chemical Corporation

Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Quaker Chemical Corporation

One Quaker Park

901 Hector Street

Conshohocken, PA 19428

Quaker Chemical Corporation

Retirement Savings Plan

Page Number
Report of Independent Registered Public Accounting Firm	1
Basic Financial Statements
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4 - 7
Additional Information*
Schedule I – Schedule of Assets (Held at End of Year)	8

*       Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Signature	9
Exhibits
Exhibit 23 – Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

    Quaker Chemical Corporation Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Quaker Chemical Corporation Retirement Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for each of the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Quaker Chemical Corporation Retirement Savings Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for each of the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ASHER & COMPANY, Ltd.

Philadelphia, Pennsylvania

June 24, 2009

QUAKER CHEMICAL CORPORATION

RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

	As of December 31,
	2008		2007
Investments, at fair value
Registered investment companies:
Columbia Small Cap Growth Fund, Inc.	$1,340,554		$2,755,231	*
Vanguard 500 Index Fund Investor Shares	6,828,617	*	11,025,457	*
Vanguard Balanced Index Fund Investor Shares	943,201		1,301,957
Vanguard Extended Market Index Fund Investor Shares	926,685		1,528,320
Vanguard International Growth Fund	1,693,204		2,553,917	*
Vanguard Target Retirement 2005 Fund	48,746		379,491
Vanguard Target Retirement 2010 Fund	461,622		623,325
Vanguard Target Retirement 2015 Fund	607,635		782,685
Vanguard Target Retirement 2020 Fund	446,229		435,536
Vanguard Target Retirement 2025 Fund	835,640		852,573
Vanguard Target Retirement 2030 Fund	297,186		352,271
Vanguard Target Retirement 2035 Fund	141,432		135,090
Vanguard Target Retirement 2040 Fund	101,592		116,445
Vanguard Target Retirement 2045 Fund	48,201		76,282
Vanguard Target Retirement 2050 Fund	87,182		56,090
Vanguard Target Retirement Income	165,634		56,665
Vanguard Total Bond Market Index Fund	4,558,613	*	3,860,593	*
Vanguard U.S. Growth Fund	1,011,622		1,485,207
Vanguard Windsor II Fund	1,612,165		2,586,444	*

	22,155,760		30,963,579

Vanguard Retirement Savings Trust	8,720,584	*	6,815,463	*
Quaker Chemical Corporation Stock Fund #	2,491,031	*	3,248,468	*
Participant Loans	821,108		758,228
Vanguard Brokerage Option
Common Stock	103,978		133,418
Registered Investment Companies	1,125		3,946

Total investments	34,293,586		41,923,102

Receivables
Employer’s contributions	83,596		75,941

Total Receivables	83,596		75,941

Net assets available for benefits	$34,377,182		$41,999,043

*	Represents 5% or more of net assets available for benefits.
#	A portion of this investment option is non participant-directed.

The accompanying notes are an integral part of the financial statements.

QUAKER CHEMICAL CORPORATION

RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2008	2007
Additions
Investment income:
Interest and dividend income, investments	$1,276,627	$1,799,819
Interest income, participant loans	62,529	54,388
Net (depreciation) appreciation in fair value of investments	(11,323,894)	717,063

	(9,984,738)	2,571,270

Contributions:
Employer	1,956,222	1,717,321
Participant	2,901,381	2,992,924

	4,857,603	4,710,245

Total (subtractions) additions	(5,127,135)	7,281,515

Deductions:
Payment of benefits	2,494,726	1,740,298

Total deductions	2,494,726	1,740,298

Net (decrease) increase	(7,621,861)	5,541,217
Net assets available for plan benefits:
Beginning of year	41,999,043	36,457,826

End of year	$34,377,182	$41,999,043

The accompanying notes are an integral part of the financial statements.

Quaker Chemical Corporation

Retirement Savings Plan

Notes to Financial Statements

NOTE 1 – DESCRIPTION OF PLAN

The following description of the Quaker Chemical Corporation Retirement Savings Plan (the “Plan”) provides only general information. The Plan document is a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan for certain U.S. employees of the Quaker Chemical Corporation (the “Company”) and adopting affiliates. The Plan is administered by a committee appointed by the Company’s Board of Directors, and is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan was amended effective January 1, 2008 to fully vest participants in safe harbor nonelective nondiscretionary Company contributions, to provide that employees designated as AC Products, Inc. (“AC”) participants will receive the nonelective nondiscretionary Company contributions and to comply with the safe harbor provisions of IRC section 401(k)(12).

Employees of the Company are eligible to participate in the Plan on their first day of employment or as soon as administratively practicable thereafter, unless specified differently in any bargaining unit agreement. AC participants are eligible to participate in the Plan on the first day of the month coincident with or next following the employee’s completion of one year of service.

Contributions

Participants may elect to contribute on a before-tax basis any whole percentage of their compensation, up to 50%, during the year, not to exceed the annual Internal Revenue Code limits. The Company matches 50% of each participant’s contribution up to 6% of compensation, except for those participants designated by the Company as AC participants. The first 50% of the match can be allocated by each participant to any investment options available in the Plan. The second 50% of the Company match will be allocated to the Quaker Chemical Corporation Stock Fund (the “Company Stock Fund”) automatically. Participants may diversify the investment of Plan funds that are invested in the Company Stock Fund. The Plan provides for a nonelective nondiscretionary contribution on behalf of Company non-bargaining participants who have completed one year of service equal to 3% of the eligible participant’s compensation.

The Company’s Board of Directors (AC’s Board of Directors with respect to AC participants) reserves the right to make future discretionary contributions, which would be allocated on the basis of eligible participants’ applicable compensation. Upon completing one year of service, each participant shall be eligible to receive discretionary contributions on the first day of the month coinciding with or next following the date on which the participant meets the one year of service requirement.

Participants who are eligible to make contributions and who have or will attain age 50 before the end of the Plan year shall be eligible to make catch-up contributions in accordance with, and subject to, the limitations of the Internal Revenue Code Section 414(v). No Company matching contributions shall be made with respect to catch-up contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of (a) the Company’s contributions and (b) Plan earnings.

Participant Loans

Participants may borrow from their fund accounts (other than amounts invested in the Company Stock Fund) an amount limited to the lesser of $50,000 or 50% of the participant’s vested account balance. The loans bear interest at a rate equal to the prevailing rate of interest charged for similar loans by lending institutions in the community plus 1%. The term of each participant loan generally may not exceed five years. Interest rates at December 31, 2008 range from 4.25% to 9.25%.

Payment of Benefits

Generally, upon separation of service, for any reason, a participant may receive a lump sum amount equal to the value of the participant’s account. If a participant’s vested account balance exceeds $1,000, the participant may defer payment until the first of the month coincident with or next following attainment of age 65.

Hardship Withdrawals

Participants who receive a hardship withdrawal from their account will not be eligible to make contributions for six months following the receipt of the hardship withdrawal.

Vesting

Participants are fully vested in Company matching contributions, Company discretionary contributions, Company nonelective nondiscretionary contributions and employee voluntary contributions plus actual earnings upon entering the Plan.

Forfeitures

As of the last day of each Plan year, any amounts forfeited prior to January 1, 2008 shall, in the discretion of the Company, be used to reduce future Company matching contributions or pay any administrative expenses of the Plan.

Quaker Chemical Corporation

Retirement Savings Plan

Notes to Financial Statements - Continued

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA.

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits

Benefits are recorded when paid.

Vanguard Retirement Savings Trust

The Vanguard Retirement Savings Trust is composed of an investment in a master trust which invests in fully benefit-responsive contracts. As described in Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”), fully benefit-responsive investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transaction under the terms of the plan.

Any material difference between the fair value of these investments and their contract value is to be presented as a separate adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of net assets available for benefits attributable to fully benefit-responsive investment contracts. Management has determined that the estimated fair value of the Plan’s indirect investments in fully benefit-responsive contracts as of December 31, 2008 and 2007 approximates contract value. Accordingly, the adoption of the FSP had no impact on the net assets available for benefits as of December 31, 2008 and 2007 or the statement of changes in net assets available for benefits for the years ended December 31, 2008.

Risks and Uncertainties

The Plan provides for investment options in various investment securities. Investment securities are exposed to various risks such as interest rate, credit and overall market volatility risks. Due to levels of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 3 – FAIR VALUE MEASURES

The Plan adopted the provisions of Statement of Financial Accounting Standards No. 157 (“SFAS 157”), “Fair Value Measurements”, on January 1, 2008. SFAS 157 establishes a common definition for fair value to be applied to U.S. GAAP guidance requiring use of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. This standard does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements.

The statement utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

•	Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

•

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

•	Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.

Quaker Chemical Corporation

Retirement Savings Plan

Notes to Financial Statements - Continued

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification such instruments pursuant to the valuation hierarchy:

Registered Investment Companies

The shares of registered investment companies are valued at quoted market prices in an exchange and active market, which represent the net asset values of shares held by the Plan at year end and are classified as Level 1 investments.

Vanguard Retirement Savings Trust

Investment in the Vanguard Retirement Savings Trust is valued based upon the quoted redemption value of units owned by the Plan at year end. Units of the trust are not available in an active exchange and active market, however, the fair value is determined based on the underlying investments in the Vanguard Retirement Master Trust as traded in an exchange and active market and is classified as a Level 2 investment.

Quaker Chemical Corporation Stock Fund and Common Stock

The Quaker Chemical Corporation Stock Fund is composed of shares of the Company and uninvested cash. The shares of the Company are traded in an exchange and active markets and are classified as Level 1 investments. Common stock is valued at quoted market prices in an exchange and active markets, and is classified as a Level 1 investment.

Participant Loans

Participant loans are valued at their outstanding balances, which approximate fair value and are classified as Level 3 investments.

As of December 31, 2008, the Plan’s investments measured at fair value on a recurring basis were as follows:

	Fair Value as of December 31, 2008	Fair Value Measurements at December 31, 2008 Using Fair Value Hierarchy
		Level 1	Level 2	Level 3
Assets
Registered Investment Companies	$22,156,885	$22,156,885	$—	$—
Vanguard Retirement Savings Trust	8,720,584	—	8,720,584	—
Quaker Chemical Corporation Stock Fund	2,491,031	2,491,031	—	—
Common Stock	103,978	103,978	—	—
Participant loans	821,108	—	—	821,108

Total	$34,293,586	$24,751,894	$8,720,584	$821,108

Changes in the fair value of the Plan’s Level 3 investments during the year ended December 31, 2008 were as follows:

Participant Loans
Balance at December 31, 2007	$758,228
Issuances and settlements, net	62,880

Balance at December 31, 2008	$821,108

Quaker Chemical Corporation

Retirement Savings Plan

Notes to Financial Statements - Continued

NOTE 4 – NON PARTICIPANT-DIRECTED INVESTMENTS

The Company directs a portion of its matching contribution to the Company Stock Fund. Participants and beneficiaries may direct that matching contributions (automatically invested in the Company Stock Fund) be invested in another investment fund. Information about the net assets and components of the changes in net assets relating to the non participant-directed portion of this Company Stock Fund is as follows:

	As of December 31,
	2008	2007
Net Assets:
Company Stock Fund	$1,338,195	$1,718,546

	Year Ended December 31,
	2008	2007
Changes in Net Assets:
Interest & dividend income	$69,244	$62,656
Net depreciation	(385,295)	(8,334)
Contributions	492,263	415,458
Distributions	(556,563)	(308,507)

	$(380,351)	$161,273

NOTE 5 – RELATED PARTY TRANSACTIONS

The Plan invests in shares of mutual funds and a collective trust managed by an affiliate of Vanguard Fiduciary Trust Company (“VFTC”). VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

NOTE 6 – INVESTMENTS

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Year Ended December 31,
	2008	2007
Registered investment companies	$(10,545,208)	$735,045
Common stock	(778,686)	(17,982)

	$(11,323,894)	$717,063

NOTE 7 – PLAN EXPENSES

Substantially all administrative expenses, including audit fees, are paid by the Company.

NOTE 8 – TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated December 4, 2003 that the Plan is qualified under Internal Revenue Code (“IRC”) Section 401(a). The Plan has been amended since receiving the determination letter. However, the plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

NOTE 9 – RECONCILIATION TO FORM 5500

Payments of benefits included in the 2007 financial statements include $3,484 of deemed distributions related to employee loans, previously not included in the 2005 financial statements.

NOTE 10 – CORRECTIVE DISTRIBUTIONS

Payments of Benefits of $2,494,726 for the plan year ended December 31, 2008 include payments of $9,410 made to certain active participants to return to them excess deferral contributions as required to satisfy the relevant nondiscrimination provisions of the Plan for the prior year.

NOTE 11 – SUBSEQUENT EVENTS

The Plan was amended effective January 1, 2009 to allow Epmar employees to participate in the plan and to make certain other changes in accordance with the final regulations issued under IRC section 415. The Plan was further amended on March 1, 2009 to merge the Epmar 401(k) Profit Sharing Plan into the plan, to eliminate the stated percentage for determining the amount of the Company matching contribution, to eliminate the stated percentage of the matching contribution automatically directed to the Company Stock Fund under the Plan, to provide that future matching contributions (if any) will be determined by the Company Pension Plan Committee (administrator of the Plan), and to provide that future matching contributions (if any) and the nonelective nondiscretionary contribution may be made in common shares of the Company, in the sole discretion of the administrator. In March 2009, the Company suspended its matching contribution and elected to make its nonelective nondiscretionary contribution in shares of Company common stock.

QUAKER CHEMICAL CORPORATION	Schedule I
RETIREMENT SAVINGS PLAN

Schedule of Assets (Held at End of Year)

As of December 31, 2008

Quaker Chemical Corporation Retirement Savings Plan, EIN 23-0993790, PN 112

Attachment to Form 5500, Schedule H, Part IV, Line i:

	Identity of Issue	Investment Type	Current Value
	Columbia Small Cap Growth Fund, Inc.	Registered Investment Company	$1,340,554
*	Vanguard 500 Index Fund Investor Shares	Registered Investment Company	6,828,617
*	Vanguard Balanced Index Fund Investor Shares	Registered Investment Company	943,201
*	Vanguard Extended Market Index Fund Investor Shares	Registered Investment Company	926,685
*	Vanguard International Growth Fund	Registered Investment Company	1,693,204
*	Vanguard Target Retirement 2005 Fund	Registered Investment Company	48,746
*	Vanguard Target Retirement 2010 Fund	Registered Investment Company	461,622
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	607,635
*	Vanguard Target Retirement 2020 Fund	Registered Investment Company	446,229
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	835,640
*	Vanguard Target Retirement 2030 Fund	Registered Investment Company	297,186
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	141,432
*	Vanguard Target Retirement 2040 Fund	Registered Investment Company	101,592
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	48,201
*	Vanguard Target Retirement 2050 Fund	Registered Investment Company	87,182
*	Vanguard Target Retirement Income	Registered Investment Company	165,634
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	4,558,613
*	Vanguard U.S. Growth Fund	Registered Investment Company	1,011,622
*	Vanguard Windsor II Fund	Registered Investment Company	1,612,165
*	Vanguard Brokerage Option	Vanguard Brokerage Option	105,103
*	Vanguard Retirement Savings Trust	Common/Collective Trust	8,720,584
*	Quaker Chemical Corporation **	Common Stock Fund	2,491,031
*	Quaker Chemical Corporation Retirement Savings Plan	Participant Loans (4.25% - 9.25%)	821,108

Total assets held for investment purposes			$34,293,586

*	Party in Interest
**	In part, a non participant-directed investment, for which cost is $3,123,666

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Quaker Chemical Corporation Retirement Savings Plan

June 24, 2009	By:	/s/ D. Jeffry Benoliel
Vice President – Global Strategy, General Counsel and Corporate Secretary